FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc. 1128 Clapp Lane P.O. Box 270
Manotick, Ontario K4M 1A3

2.	Date of Material Change

January 7, 2008

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Corporation”) on January 7, 2008 at Denver, Colorado via Marketwire.

4.	Summary of Material Change

Ur-Energy announced that it has filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Corporation under Section 12(b) of the U.S. Securities and Exchange Act of 1934, as amended.

The Corporation intends to file an application to list its common shares with the American Stock Exchange, LLC (the “Exchange”). The application is subject to review by the Exchange, and the fact that the Corporation has applied for a listing is not a guarantee that it satisfies the listing criteria of the Exchange, or even if it does, that its shares will eventually be listed.

5.	Full Description of Material Change

Ur-Energy announced that it has filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Corporation under Section 12(b) of the U.S. Securities and Exchange Act of 1934, as amended.

The Corporation intends to file an application to list its common shares with the American Stock Exchange, LLC (the “Exchange”). The application is subject to review by the Exchange, and the fact that the Corporation has applied for a listing is not a guarantee that it satisfies the listing criteria of the Exchange, or even if it does, that its shares will eventually be listed.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Paul G. Goss
General Counsel
Ur-Energy Inc.
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127
Telephone: (720) 981-4588

DATED at Denver, Colorado, this 8th day of January, 2008.

UR-ENERGY INC.

By:	/s/ Paul G. Gross
Name: Paul G. Goss
Title: General Counsel

Schedule A

Ur-Energy Registers Shares with the U.S. Securities Exchange Commission

Denver, Colorado (Marketwire – January 7, 2008) Ur-Energy Inc. (TSX:URE) (“Ur-Energy” or “Corporation”) is pleased to announce it has filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Corporation under Section 12(b) of the U.S. Securities and Exchange Act of 1934, as amended.

The Corporation intends to file an application to list its common shares with the American Stock Exchange, LLC (the “Exchange”). The application is subject to review by the Exchange, and the fact that the Corporation has applied for a listing is not a guarantee that it satisfies the listing criteria of the Exchange, or even if it does, that its shares will eventually be listed.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.